Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2016 and 2015

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2016 and 2015

Table of Contents	Page

Corporate Data	3

Corporate Governance Report	4-12

Commentary of the Directors	13

Certificate from the Secretary	14

Independent Auditors’ Report	15-16

Consolidated Statement of Financial Position	17

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)	18

Consolidated Statement of Changes in Equity	19-21

Consolidated Statement of Cash Flows	22

Notes to the Consolidated Financial Statements	23-87

Quarterly Unaudited Financial Data	88-89

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment
1	Deep Kalra	October 9, 2001
2	Philip Clay Wolf	July 20, 2005
3	Frederic Lalonde	December 18, 2006
4	Aditya Tim Guleri	April 03, 2007
5	Gyaneshwarnath Gowrea	February 11, 2009
6	Vivek Narayan Gour	May 01, 2010
7	Ranodeb Roy	January 19, 2012
8	Rajesh Magow	November 06, 2012
9	Naushad Ally Sohoboo	May 20, 2014
10	Mohit Kabra	January 29, 2015
11	James Jianzhang Liang	January 27, 2016

Corporate Secretary

C/o CIM Corporate Services Ltd

Les Cascades Building

33, Edith Cavell Street

Port Louis

Mauritius

Registered office

C/o CIM Corporate Services Ltd

Les Cascades Building

33, Edith Cavell Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebene

Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is C/o CIM Corporate Services Ltd, Les Cascades Building, 33, Edith Cavell Street, Port Louis, Mauritius. As at March 31, 2016, the Company had Eleven (11) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	Techblend Inc.	June 15, 2001	British Virgin Islands
6.	HTN Co., Ltd.	March 16, 2000	Thailand
7.	Hotel Travel Limited	December 24, 2004	Malaysia
8.	ITC Bangkok Co., Ltd.	December 20, 1999	Thailand
9.	MakeMyTrip FZ-LLC	January 10, 2013	UAE
10.	Easy to Book Holding B.V.	March 30, 2006*	Netherlands
11.	Easy to Book Service B.V.	May 31, 2006*	Netherlands

*	Following an internal reorganization completed with effect from April 1, 2016, the business of the ETB Group is now being operated through Hotel Travel Group.

The Board of Directors

The Board is composed of eleven (11) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Directors

Independent

1. Vivek Narayan Gour

2. Frederic Lalonde

3. Ranodeb Roy

4. Aditya Tim Guleri

5. Philip Clay Wolf

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive

1. Aditya Tim Guleri

2. Vivek Narayan Gour

3. Philip Clay Wolf

4. Frederic Lalonde

5. Gyaneshwarnath Gowrea

6. Ranodeb Roy

7. Naushad Ally Sohoboo

8. James Jianzhang Liang

Executive

1. Deep Kalra

2. Rajesh Magow

3. Mohit Kabra

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address for our directors is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

1.	Deep Kalra is our founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 24 years of experience in e-commerce, sales, marketing, corporate banking and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. He has also worked with AMF Bowling Inc. and ABN AMRO Bank, previously. Mr. Kalra serves on the board of The IndUS Entrepreneurs (TIE), New Delhi (NCR) chapter and was their immediate past president. He is on the founding team of Ashoka University in Sonipat, near New Delhi and serves on their Governing Council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.	Rajesh Magow is our co-founder and chief executive officer India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 23 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India, Delhi.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

3.	Mohit Kabra is our group chief financial officer and was appointed to our board of directors on January 29, 2015. Prior to joining us in July 2011, Mr. Kabra served as a Director Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 22 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagrams. Mr. Kabra has a Bachelor of Commerce degree from St. Joseph’s Junior College. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

4.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Treasure Data, Alpine Data Labs, Nexenta, Hired, LeadGenius, Phenom People, Shape Security and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (Nasdaq: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

5.	Philip C. Wolf was appointed to our board of directors in 2005. In addition to serving our board, Mr. Wolf is the non-executive chairman of eDreams ODIGEO (MAD:EDR), a group of online travel booking sites based in Barcelona. From 1994 through 2012, Mr. Wolf was the non-executive chairman of PhoCusWright Inc., a travel industry research firm he founded and led as chief executive officer until its acquisition by Northstar Travel Media LLC. Prior to founding Phocuswright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also is a board member of various companies, including eDreams, Hopper, TrustYou, BusBud, blacklane.com and Travel.ru. Mr. Wolf was an adjunct professor at New York University’s Preston Robert Tisch Center for Hospitality, Tourism and Sports Management, and a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a Bachelor of Arts degree in public policy studies from Duke University and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

6.	Vivek N. Gour was appointed to our board of directors on May 1, 2010. He is the managing director of Air Works India Engineering Pvt. Ltd. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

7.	Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper. He previously co-founded Newtrade. As a vice president at Expedia, Mr. Lalonde was responsible for developing the Direct Connect product strategy. He also participated in various Expedia M&A activities. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

8.	Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a co-founder, director and the chief executive officer of RV Capital Management Private Limited based in Singapore. Prior to joining our board of directors, Mr. Roy was a managing director and head of the Fixed Income Division – Asia Pacific at Morgan Stanley from March 2008 to December 2011. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of Fixed Income Currency and Commodities, or FICC, group in 2007. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a Bachelor’s degree in Computer Science and Engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 3 Phillip Street, #10-05 Royal Group Building, Singapore 048693.

9.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Cim Global Business. He was the managing director of Cim Global Business Limited from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree. The business address for Mr. Gowrea is Les Cascades Building, 33, Edith Cavell Street, Port Louis, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

10.	Naushad Ally Sohoboo was appointed to our board of directors on May 20, 2014 and is one of our resident directors in Mauritius. Mr. Sohoboo is a manager within the Cim Global Business, having joined Cim Global Business (now part of Cim Group) in August 2004. He has a wide range of experience in corporate secretarial work and accounting. At the Cim Group, he is involved in the structuring, set-up, taxation and administration of various global business entities promoted by a wide portfolio of clients, including large multinational companies and high net-worth individuals. He is also a director of several client companies of Cim Global Management. Mr. Sohoboo completed his secondary education from the Islamic Cultural College, Mauritius. He is also a member of the Association of Chartered Certified Accountants, UK since 2012 and is registered as a Professional Accountant with the Mauritius Institute of Professional Accountants. He is also a member of the Mauritius Institute of Directors. The business address for Mr. Sohoboo is c/o Cim Global Business, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

11.	James Jianzhang Liang was appointed as a director of the Company on January 27, 2016, as a nominee of CTrip. He is one of the co-founders of CTrip and is currently serving as its chief executive officer. Prior to founding CTrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR), eHi (NASDAQ: EHIC) and Qunar (NASDAQ: QUNR). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address for Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour, Ranodeb Roy and Aditya Tim Guleri and is chaired by Mr. Gour. The board of directors at its meeting held on May 17, 2016 approved the appointment of Mr. Aditya Tim Guleri as a member of the Audit Committee and resignation of Mr. Fredric Lalonde from the Audit Committee. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Philip C. Wolf, Frederic Lalonde and James Jianzhang Liang and is chaired by Mr. Gour. The board of directors at its meeting held on January 27, 2016 approved the appointment of Mr. James Jianzhang Liang as a member of the compensation committee. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nomination committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 37 of these financial statements.

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2014	$29.73	$12.50
2015	$36.12	$19.06
2016	$24.04	$11.97
Fiscal Quarter
2014
1st Quarter	$14.47	$12.50
2nd Quarter	$15.63	$13.49
3rd Quarter	$19.73	$14.01
4th Quarter	$29.73	$19.30
2015
1st Quarter	$35.66	$19.06
2nd Quarter	$36.12	$25.92
3rd Quarter	$30.46	$21.42
4th Quarter	$28.19	$20.56
2016
1st Quarter	$24.04	$23.27
2nd Quarter	$20.81	$11.97
3rd Quarter	$19.05	$13.55
4th Quarter	$22.99	$14.88
Month
2015
December	$19.05	$17.12
2016
January	$22.99	$16.35
February	$18.43	$14.88
March	$19.87	$17.04
April	$20.20	$17.55
May	$18.46	$14.33
June	$15.55	$13.69
July	$19.01	$14.41
August(1)	$20.28	$17.50

Note: (1)	Until August 26, 2016.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million from The Mauritius Union Assurance Company Limited Mauritius. This policy is effective till July 2017 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 and 16 and the consolidated profit or loss and other comprehensive income (loss) is set out on page 18 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 11,000 (2015: USD 9,800).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2016 and 2015 are as follows:

(in ‘USD 000’)
	For the year ended March 31
Particulars	2016	2015
Total income	337,068	300,515
Total expenses	(403,895)	(315,055)
Finance income	1,586	3,168
Finance cost	(20,327)	(6,712)
Impairment in respect of an equity-accounted investee	(959)	—
Share of loss of equity-accounted investees	(1,860)	(139)
Loss for the year	(88,542)	(18,358)

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Company law requires the directors to prepare consolidated financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Group. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Group;

•	disclose with reasonable accuracy at any time the financial position of the Group; and

•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Group’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act 2001.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001 for the year ended March 31, 2016.

For CIM Corporate Services Ltd
Corporate Secretary

Registered office:

C/o CIM Corporate Services Ltd,

Les Cascades Building, 33, Edith Cavell Street,

Port Louis

Mauritius

Date: September 05, 2016

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Consolidated Financial Statements

We have audited the consolidated financial statements of MakeMyTrip Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position at March 31, 2016 and the consolidated statement of profit or loss and other comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and the notes to the consolidated financial statements which include a summary of significant accounting policies and other explanatory notes, as set out on pages 17 to 87.

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Directors’ Responsibility for the Consolidated Financial Statements

The directors are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Consolidated Financial Statements - (Continued)

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited and its subsidiaries at March 31, 2016 and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Wayne Pretorius
Ebène, Mauritius	Licensed by FRC

Date: September 05, 2016

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2015	2016
Assets
Property, plant and equipment	17	8,900	10,285
Intangible assets and goodwill	18	36,000	34,886
Trade and other receivables, net	20	901	946
Investment in equity-accounted investees	8	1,696	16,713
Other investments	9	5,938	6,690
Term deposits	22	864	20,757
Non-current tax assets		10,976	13,162
Other non-current assets	24	473	15,549

Total non-current assets		65,748	118,988

Inventories		1,997	527
Current tax assets		88	69
Trade and other receivables, net	20	28,951	28,222
Term deposits	22	92,628	148,555
Other current assets	23	40,346	51,194
Cash and cash equivalents	21	49,857	53,434

Total current assets		213,867	282,001

Total assets		279,615	400,989

Equity
Share capital	25	21	21
Share premium	25	242,662	248,732
Reserves		571	(5,817)
Accumulated deficit		(100,181)	(188,217)
Share based payment reserve		28,612	37,903
Foreign currency translation reserve	25	(14,427)	(15,013)

Total equity attributable to equity holders of the Company		157,258	77,609
Non-controlling interest		596	—

Total equity		157,854	77,609

Liabilities
Loans and borrowings	27	362	195,283
Employee benefits	31	1,345	1,641
Deferred revenue	30	3,147	1,407
Deferred tax liabilities	19	226	203
Other non-current liabilities	29	987	770

Total non-current liabilities		6,067	199,304

Bank overdraft	21	—	7,161
Loans and borrowings	27	137	2,017
Trade and other payables	33	103,655	110,296
Deferred revenue	30	4,149	2,085
Other current liabilities	28	7,753	2,517

Total current liabilities		115,694	124,076

Total liabilities		121,761	323,380

Total equity and liabilities		279,615	400,989

These financial statements have been approved by the Board of Directors on September 05, 2016 and signed on its behalf by:

Director	Director

The notes on pages 23 to 87 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

		For the year ended March 31,
	Note	2014	2015	2016
Revenue
Air ticketing		66,523	74,325	78,172
Hotels and packages		184,501	220,512	251,713
Other revenue	10	4,351	4,825	6,169

Total revenue		255,375	299,662	336,054

Other income	11	1,312	853	1,014

Service cost
Procurement cost of hotel and packages services		144,508	157,897	165,264
Cost of air tickets coupon		4,471	2,816	1,770
Personnel expenses	12	37,221	44,318	49,018
Marketing and sales promotion expenses		27,885	42,724	108,966
Other operating expenses	13	52,231	59,345	67,954
Depreciation, amortization and impairment	14	5,692	7,955	10,923

Result from operating activities		(15,321)	(14,540)	(66,827)

Finance income	15	2,442	3,168	1,586
Finance costs	15	7,776	6,712	20,327

Net finance costs		(5,334)	(3,544)	(18,741)

Impairment in respect of an equity accounted investee		—	—	(959)
Share of loss of equity-accounted investees		(171)	(139)	(1,860)

Loss before tax		(20,826)	(18,223)	(88,387)
Income tax expense	16	(79)	(135)	(155)

Loss for the year		(20,905)	(18,358)	(88,542)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(2,768)	(776)	(565)
Net change in fair value of available-for-sale financial assets		(986)	1,965	752

		(3,754)	1,189	187

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liabilty		64	(142)	(149)

Other comprehensive income (loss) for the year, net of tax		(3,690)	1,047	38

Total comprehensive loss for the year		(24,595)	(17,311)	(88,504)

Profit (Loss) attributable to:
Owners of the Company		(20,934)	(18,252)	(88,518)
Non-controlling interest		29	(106)	(24)

Loss for the year		(20,905)	(18,358)	(88,542)

Total comprehensive income (loss) attributable to:
Owners of the Company		(24,615)	(17,193)	(88,465)
Non-controlling interest		20	(118)	(39)

Total comprehensive loss for the year		(24,595)	(17,311)	(88,504)

Loss per share (in USD)
Basic	26	(0.55)	(0.44)	(2.12)
Diluted	26	(0.55)	(0.44)	(2.12)

The notes on pages 23 to 87 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity

(Amounts in USD thousands)

Year ended March 31, 2016

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2013	18	153,743	(525)	30	(60,963)	19,901	(10,904)	101,300	694	101,994
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	(20,934)	—	—	(20,934)	29	(20,905)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,759)	(2,759)	(9)	(2,768)
Net change in fair value of available-for-sale financial assets	—	—	—	(986)	—	—	—	(986)	—	(986)
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	64	—	—	64	—	64

Total other comprehensive income (loss)	—	—	—	(986)	64	—	(2,759)	(3,681)	(9)	(3,690)

Total comprehensive income (loss) for the year	—	—	—	(986)	(20,870)	—	(2,759)	(24,615)	20	(24,595)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,151	—	11,151	—	11,151
Issue of ordinary shares on exercise of share based awards	1	11,249	—	—	—	(10,932)	—	318	—	318
Transfer to accumulated deficit on expiry of share based	—	—	—	—	28	(28)	—	—	—	—
Own shares acquired	—	—	(1)	—	—	—	—	(1)	—	(1)
Issue of ordinary shares through follow-on public offering, net of issuance costs	2	73,431	—	—	—	—	—	73,433	—	73,433

Total transactions with owners	3	84,680	(1)	—	28	191	—	84,901	—	84,901

Balance as at March 31, 2014	21	238,423	(526)	(956)	(81,805)	20,092	(13,663)	161,586	714	162,300

The notes on pages 23 to 87 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (Continued)

(Amounts in USD thousands)

Year ended March 31, 2016

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2014	21	238,423	(526)	(956)	(81,805)	20,092	(13,663)	161,586	714	162,300
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(18,252)	—	—	(18,252)	(106)	(18,358)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(764)	(764)	(12)	(776)
Net change in fair value of available-for-sale financial assets	—	—	—	1,965	—	—	—	1,965	—	1,965
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(142)	—	—	(142)	—	(142)

Total other comprehensive income (loss)	—	—	—	1,965	(142)	—	(764)	1,059	(12)	1,047

Total comprehensive income (loss) for the year	—	—	—	1,965	(18,394)	—	(764)	(17,193)	(118)	(17,311)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	12,363	—	12,363	—	12,363
Issue of ordinary shares on exercise of share based awards	—	3,976	—	—	—	(3,825)	—	151	—	151
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	18	(18)	—	—	—	—
Own shares acquired	—	—	(417)	—	—	—	—	(417)	—	(417)
Re-issue of own shares to settle the financial liability	—	263	505	—	—	—	—	768	—	768

Total transactions with owners	—	4,239	88	—	18	8,520	—	12,865	—	12,865

Balance as at March 31, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854

The notes on pages 23 to 87 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (Continued)

(Amounts in USD thousands)

Year ended March 31, 2016

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(88,518)	—	—	(88,518)	(24)	(88,542)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(550)	(550)	(15)	(565)
Net change in fair value of available-for-sale financial assets	—	—	—	752	—	—	—	752	—	752
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(149)	—	—	(149)	—	(149)

Total other comprehensive income (loss)	—	—	—	752	(149)	—	(550)	53	(15)	38

Total comprehensive income (loss) for the year	—	—	—	752	(88,667)	—	(550)	(88,465)	(39)	(88,504)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	13,740	—	13,740	—	13,740
Issue of ordinary shares on exercise of share based awards	—	4,425	—	—	—	(4,411)	—	14	—	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	38	(38)	—	—	—	—
Own shares acquired	—	—	(11,093)	—	—	—	—	(11,093)	—	(11,093)
Re-issue of own shares to settle the financial liability	—	1,645	3,953	—	—	—	—	5,598	—	5,598

Total contributions by owners	—	6,070	(7,140)	—	38	9,291	—	8,259	—	8,259

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	—	—	593	—	(36)	557	(557)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	593	—	(36)	557	(557)	—

Total transactions with owners	—	6,070	(7,140)	—	631	9,291	(36)	8,816	(557)	8,259

Balance as at March 31, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609

The notes on pages 23 to 87 form an integral part of these consolidated financial statement

MakeMyTrip Limited

Consolidated statement of cash flows

(Amounts in USD thousands)

Year ended March 31, 2016

	For the year ended March 31,
	2014	2015	2016
Cash flows from operating activities
Loss for the year	(20,905)	(18,358)	(88,542)
Adjustments for:
Depreciation	1,836	2,434	2,724
Amortisation of intangible assets	3,856	5,521	6,032
Impairment of intangible assets / capital work in progress	—	—	2,167
Impairment in respect of an equity accounted investee	—	—	959
Loss (gain) on disposal of property, plant and equipment	(81)	101	380
Income on license acquired	—	—	(886)
Gain on bargain purchase	(1,168)	—	—
Net finance costs	5,334	3,544	18,741
Share of loss of equity-accounted investees	171	139	1,860
Share based payment	11,097	12,308	13,685
Income tax expense	79	135	155
Change in inventories	881	(1,551)	1,386
Change in trade and other receivables	(6,414)	754	(3,872)
Change in other assets	(12,827)	(8,087)	(21,766)
Change in trade and other payables	7,572	17,400	6,573
Change in employee benefits	106	294	224
Change in deferred revenue	3,622	3,863	(3,450)
Change in other liabilities	4,887	(3,856)	606
Income tax paid	(2,003)	(3,814)	(2,976)
Net cash generated from (used in) operating activities	(3,957)	10,827	(66,000)

Cash flows from investing activities
Interest received	2,540	2,069	2,919
Proceeds from sale of property, plant and equipment	170	30	228
Redemption of term deposits	32,215	17,214	63,382
Investment in term deposits	(91,588)	(6,215)	(140,008)
Acquisition of property, plant and equipment	(2,088)	(2,809)	(5,696)
Payment for business acquisition, net of cash acquired	(2,221)	—	(1,220)
Investment in equity-accounted investees	—	(712)	(17,836)
Acquisition of intangible assets	(3,481)	(4,159)	(5,413)

Net cash generated from (used in) investing activities	(64,453)	5,418	(103,644)

Cash flows from financing activities
Repurchase of own shares	(1)	(417)	(11,093)
Proceeds from issuance of shares on exercise of share based awards	318	151	14
Direct cost incurred in relation to public offerings	(2,820)	(446)	—
Proceeds from issuance of ordinary shares through follow-on public	76,475	—	—
Proceeds from issuance of convertible notes	—	—	180,000
Direct cost incurred in relation to convertible notes	—	—	(2,730)
Acquisition of non-controlling interests	—	—	(850)
Payment of deferred consideration related to business acquisition	—	(1,374)	—
Proceeds from (repayment of) bank loans	(32)	216	146
Payment of finance lease liabilities	(34)	(19)	(16)
Interest paid	(1,447)	(832)	(859)

Net cash generated from (used in) financing activities	72,459	(2,721)	164,612

Increase (Decrease) in cash and cash equivalents	4,049	13,524	(5,032)
Cash and cash equivalents at beginning of the year	35,635	38,011	49,857
Effect of exchange rate fluctuations on cash held	(1,673)	(1,678)	1,448

Cash and cash equivalents at end of the year	38,011	49,857	46,273

The notes on pages 23 to 87 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, and the U.A.E. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels. The Company is domiciled in Mauritius. The address of the Company’s registered office is Cim Corporate Services Limited, Les Cascades Building, 33, Edith Cavell Street, Port Louis, Mauritius.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000 and net proceeds of USD 66,671 to the Company, and gross proceeds of USD 57,500 and net proceeds of USD 55,559 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 852. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475 and net proceeds of USD 7,223 to the Company, and additional gross proceeds of USD 11,500 and net proceeds of USD 11,112 to the Selling Shareholders, after deducting underwriting commissions.

In March 2015, the Company purchased 20,000 of its own shares from the open market at the prevailing market price for USD 417, including directly attributable costs.

During the fiscal year ended March 31, 2016, the Company purchased 768,357 of its own shares from the open market at the prevailing market price for USD 11,093, including directly attributable costs.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 05, 2016.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the awards are granted;

•	available-for-sale financial assets are measured at fair value.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. The functional currency of the Parent Company and its subsidiaries, Hotel Travel Limited and Hotel Travel (HK) Limited is the U.S. dollar. The functional currency for subsidiaries organized in India, the U.S., Singapore, Malaysia, Thailand, British Isles, Cayman Islands, China, British Virgin Islands, United Arab Emirates, the Netherlands, Switzerland and Israel are their respective local currencies.

(d)	Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF PREPARATION – (Continued)

(d)	Use of Estimates and Judgements – (Continued)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 9	Available for sale financial assets

• Note 3(e) and 17	Property, plant and equipment

• Note 3(f) and 18	Useful life of intangible assets

• Note 3(i) and 31	Employee benefit plans

• Note 3(k) and 3(1)	Loyalty programs

• Note 3(o),16 and 19	Income taxes

• Note 3(j)	Provisions and contingent liabilities

• Note 3(d)	Valuation of embedded derivatives in convertible notes

• Note 3(i) and 32	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(h) and 18	Key assumptions used in discounted cash flow projections

• Note 3(i) and 31	Measurement of defined benefit obligations: key actuarial assumptions

• Note 3(d)	Valuation of embedded derivative included in convertible notes

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

The Group consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns. Entities are consolidated from the date control commences until the date control ceases.

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

iii)	Non-controlling Interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Change in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(a)	Basis of Consolidation – (Continued)

iv)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

(c)	Foreign Currency

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments

i)	Non-Derivative Financial Assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘loans and receivables’ and ‘available for sale’. Loans and receivable comprise of ‘Trade and other receivables’, ‘Cash and cash equivalents’ and ‘Term deposits’.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

i)	Non-Derivative Financial Assets – (Continued)

Term deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

ii)	Non Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current and non-current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. The amount in excess of the par value in relation to the issuance of ordinary shares has been classified as share premium.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

iv)	Derivative financial instruments

The Group has an embedded derivative feature in convertible notes. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on inception using the Black-Scholes model. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

v)	Convertible notes

Convertible notes are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by delivering a fixed number of its own equity instruments for a fixed amount of cash is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is initially recognized at fair value less any directly attributable transaction costs. Directly attributable transaction costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The conversion option is presented together with the related liability.

(e)	Property, Plant and Equipment

i)	Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(e)	Property, Plant and Equipment – (Continued)

i)	Recognition and Measurement – (Continued)

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income (loss).

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property, plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

ii)	Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated.

The estimated useful lives of assets are as follows:

• Computers	3-6 years

• Furniture and fixtures	6 years

• Office equipments	3-5 years

• Motor vehicles	3-7 years

• Diesel generator sets	7 years

• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets

i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)	Technology related Development Cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognised in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets – (Continued)

iii)	Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)	Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives are as follows:

• Technology related development costs	3-5 years

• Software	5 years

• Customer – related intangible assets	8-10 years

• Contract – related intangible assets	5-6 years

• Marketing – related intangible assets	7-10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(h)	Impairment

i)	Financial assets (Including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, Technology related development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(h)	Impairment – (Continued)

ii)	Non-Financial Assets – (Continued)

recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other asset, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Employee Benefit Plans

i)	Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognized as a personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Employee Benefit Plans – (Continued)

ii)	Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at September 30 and March 31 each year. Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses are recognized in other comprehensive income. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs. All expenses related to defined benefit plan are recognized in personnel expenses in profit and loss.

The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs are deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed half yearly by a qualified actuary using the projected unit credit method.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Employee Benefit Plans – (Continued)

iii)	Other Long-term Employee Benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv)	Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

A provision for onerous contract is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(k)	Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer.

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(k)	Revenue – (Continued)

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Performance linked incentives from hotels are recognized as income on achievement of performance obligations.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our website.

Income from other sources, primarily comprising advertising revenue, income from rail and bus tickets reservation and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the rail and bus tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is net off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. In addition, a liability is recognized in respect of the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

The Company provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale when such loyalty programs are offered as concessional offers. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

Further, when loyalty programmes are run as part of the Group’s customer inducement / acquisition activities with the intent of acquiring customers and promoting transactions across various booking platforms, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense instead of as deferral of revenue.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)	Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost. Additionally, the Group also incurs customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred are recorded as marketing and sales promotion costs instead of as a reduction / deferral of revenue. Marketing and sales promotion costs are recognized when incurred.

(m)	Leasing Arrangements

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(n)	Finance Income and Expenses

Finance income comprises interest income on funds invested, change in financial liability and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(o)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income (loss).

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(p)	Earning (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding after adjusting for the effects of all potential dilutive ordinary shares.

(q)	Government grants

Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase of property, plant and equipment or development of technology assets are offset against the acquisition or development costs of the respective assets and reduce future depreciation and amortization cost accordingly. Grant awarded for research phase of technology assets are offset against the underlying expenses incurred.

(r)	Operating Segment

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments, i.e. air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in except where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Segment revenue of air ticketing segment is measured on a net basis except where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(r)	Operating Segment – (Continued)

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments:

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)	New Accounting Standards and Interpretations Not Yet Adopted – (Continued)

IFRS 15 Revenue from Contracts with Customers:

In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017. In April 2016, the IASB has amended IFRS 15. The amendments provide clarifications to apply the principles of IFRS 15 and some additional transitional relief to companies.

The Group has not yet selected a transition method and is evaluating the impact of IFRS 15 on the consolidated financial statements.

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related Interpretations.

The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the group Audit committee.

When measuring the fair value of an asset or a liability, the group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the assets or liability that are not based on observable market data. (Unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorised in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire valuation.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability

a)	Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)	Intangible Assets

The fair value of trademark and brand name acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark / brand name being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in a business combination is determined using the replacement cost method.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)

c)	Non Derivative Financial Liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

d)	Share Based Payment Transactions

The fair value of the employee share based awards is measured using the Black-Scholes model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

f)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

g)	Separable Embedded Derivative

The fair value of the separable embedded derivative in the convertible notes has been determined using Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken overdraft facility against them.

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) provider. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT – (Continued)

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India), Hotel Travel Group (HT Group) and Easytobook Group (ETB Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, INR being the functional currency of MMT India, between the EUR and USD, USD being the functional currency of HT Group, and between USD and EUR, EUR being the functional currency of ETB Group.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings, proceeds from the issuance of the convertible notes and an overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Further, the interest rate on convertible notes is fixed. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

Market and Operational Risk

The Group is dependent on its ability to maintain existing and new arrangements with its suppliers. Adverse changes in existing relationships, increasing industry consolidation or Group’s inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of travel products and services that Group is able to offer, which in turn could adversely affect the Group’s business and financial performance.

The Indian as well as worldwide travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. Further, the heavy discounting / promotional schemes strategy followed by the new entrants and existing market players in the Indian Hotels Industry could negatively affect the Group’s hotels and packages business. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and methods used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer-India, Group Chief Financial Officer, Chief Operating Officer – Online, Chief Products Officer, Chief Technology Officer, Chief Business Officer – Holidays, and Chief Human Resource Officer, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Other operations primarily include advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and income from facilitating website access to a travel insurance company. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS – (Continued)

Information About Reportable Segments:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
Revenues	66,523	74,325	78,172	184,501	220,512	251,713	4,351	4,825	6,169	255,375	299,662	336,054

Total segment revenue	66,523	74,325	78,172	184,501	220,512	251,713	4,351	4,825	6,169	255,375	299,662	336,054
Service cost	4,471	2,816	1,770	144,508	157,897	165,264	—	—	—	148,979	160,713	167,034

Segment revenue less service cost	62,052	71,509	76,402	39,993	62,615	86,449	4,351	4,825	6,169	106,396	138,949	169,020

Other income										1,312	853	1,014
Personnel expenses										(37,221)	(44,318)	(49,018)
Marketing and sales promotion expenses										(27,885)	(42,724)	(108,966)
Other operating expenses										(52,231)	(59,345)	(67,954)
Depreciation, amortisation and impairment										(5,692)	(7,955)	(10,923)
Finance income										2,442	3,168	1,586
Finance cost										(7,776)	(6,712)	(20,327)
Impairment in respect of an equity accounted investee										—	—	(959)
Share of loss of equity-accounted investees										(171)	(139)	(1,860)

Loss before tax										(20,826)	(18,223)	(88,387)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS – (Continued)

Geographical Information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2014	2015	2016	2015	2016

India	215,394	251,568	295,794	26,208	33,201
United States	8,324	8,296	6,504	41	31
South East Asia	21,152	18,167	10,132	24,752	22,419
Europe	3,893	11,672	12,698	5,230	3,222
Others	6,612	9,959	10,926	118	4,818

Total	255,375	299,662	336,054	56,349	63,691

*	Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

In the year ended March 31, 2016, the Group changed the management reporting structure for analysing revenue based on geographical location of customers. In conjunction with that change, the Group now reports its geographical revenues and non-current assets for India, United States, South East Asia, Europe and Other countries. For comparability, the Group has reclassified prior year geographical segment revenues and non-current assets to reflect these changes. These reclassifications only affect segment reporting, and do not change the total consolidated revenue, operating loss, or net loss or total segment revenues or total segment financial results.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	BUSINESS COMBINATIONS

a)	Acquisition of Hotel Travel Group

On November 6, 2012, MakeMyTrip Limited (“MMYT”) acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group), a well-established travel company in South East Asia, which has its presence in Thailand, Singapore and Malaysia, with an operating history of over a decade.

As per the terms of the acquisition, MMYT also agreed to pay the selling shareholders over a three years period ending December 2015, additional consideration of USD 10,000 in the form of variable number of equity shares of MMYT subject to certain adjustments. During the year ended March 31, 2015, the first tranche of deferred consideration i.e. USD 1,000 became due, and this financial liability was discharged by re-issuing 38,655 treasury shares.

During the year ended March 31, 2016, the final tranche of deferred consideration i.e. USD 5,598 became due, and this financial liability was discharged by re-issuing 274,135 treasury shares.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATIONS – (Continued)

b)	Acquisition of majority interest in ITC Group

On November 26, 2012, MMYT acquired majority equity stake in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand.

As per the terms of the acquisition, MMYT will also acquire the remaining shares of ITC Group from the selling shareholder (promoter) in cash in four equal tranches, over a four year earn-out period ending December 2016.

In April 2015, MMYT entered into an amendment agreement with the selling shareholder and acquired the remaining shares of ITC Group and increased its ownership to 100%. In May 2015, the Company paid USD 850 in cash, and the final tranche of USD 400 was paid in May 2016.

c)	Acquisition of Assets of Mygola Inc. (Mygola)

On April 21, 2015, the Company acquired certain technology assets of Mygola Inc. (U.S.) that will be used to further develop its capability in online travel planning. Further, the employees of Mygola team have joined the MakeMyTrip Group.

The acquisition was conducted by entering into an Asset Purchase Agreement (APA) for a cash consideration of USD 1,220. The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”.

The purchase price has been allocated based on management’s estimates of fair values as follows:

Intangible assets	1,220

Total identifiable net assets assumed	1,220

The Group incurred acquisition related costs of USD 165 relating to external legal fees, due diligence cost and related taxes. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2016.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

a)	My Guest House Accommodations Private Limited

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 60. In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642 paid in cash.

In September 2015, the Company recognized an impairment loss of USD 959 in respect of its investment in My Guest House Accommodations Private Limited (MGH). MGH is engaged in the business of aggregation, sales and distribution of hotel room inventory. The operations of MGH have been severely affected due to the increased competition from new entrants in the hotel aggregation market in India. Further, MGH has granted perpetual, transferable and irrevocable access of its technology platform license to the Company against diminution in the value of the investment in MGH. The Company has classified the license of USD 886 as capital work in progress under intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income”. The license was valued using the replacement cost method.

b)	Simplotel Technologies Private Limited

In December 2014, the Company acquired 16.96% equity interest in Simplotel Technologies Private Limited (Simplotel), which owns and operates www.simplotel.com, and is engaged in the business of building websites and booking engines for hotels. The Company paid cash consideration of USD 712 for the purchase of new shares. Further, in June 2015, the Company has invested USD 469 for new shares of Simplotel, which has increased its equity interest to 25.39%. Further, in November 2015, the Company has acquired additional equity interest for a cash consideration of USD 197, which has increased its equity interest to 33.23%.

c)	Inspirock, Inc.

In April 2015, the Company acquired approximately 20.6% ownership interest in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for completely customizable itineraries. The company paid cash consideration of USD 1,945 for the purchase of new shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 25.

In addition, the Company will get 291,232 warrants convertible into preferred stock of Inspirock, Inc. subject to the Company providing certain marketing services to Inspirock, Inc.

d)	HolidayIQ PTE. LTD

In July 2015, the Company acquired approximately 30% stake in HolidayIQ PTE. LTD which owns and operates holiday information portal www.HolidayIQ.com a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. This strategic investment will enable both companies to rapidly scale up hotel content and reviews for Indian customers, and provide more compelling offerings to their visitors.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES – (Continued)

Summary financial information for individually immaterial associates are as follows:

	As at March 31
Particulars	2015	2016
Carrying amount of Company’s interests in associates	180	6,213

	For the Year ended March 31
Particulars	2014	2015	2016
Company’s share of loss in associates	(171)	(139)	(1,860)

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2015	2016
Investment in equity securities	5,938	6,690

Total	5,938	6,690

These investments have been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 34.

10)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2014	2015	2016
Advertising revenue	879	1,008	953
Facilitation fee	1,908	2,116	3,516
Commission on rail and bus reservation	1,090	985	946
Miscellaneous	474	716	754

Total	4,351	4,825	6,169

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

11)	OTHER INCOME

	For the Year Ended March 31
Particulars	2014	2015	2016
Gain on bargain purchase	1,168	—	—
Gain on disposal of property, plant and equipment	144	—	—
Claim received from vendor	—	283	24
Excess provision written back	—	570	—
Income on license acquired	—	—	886
Others	—	—	104

Total	1,312	853	1,014

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2014	2015	2016
Wages, salaries and other short term employees benefits	22,974	27,816	30,464
Contributions to defined contribution plans	1,193	1,915	2,017
Expenses related to defined benefit plans	201	204	253
Equity settled share based payments	11,097	12,308	13,685
Employee welfare expenses	1,756	2,075	2,599

Total	37,221	44,318	49,018

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2014	2015	2016
Traveling and conveyance	2,417	2,766	3,069
Communication	2,889	3,089	3,600
Repairs and maintenance	1,770	2,389	3,322
Rent	2,857	2,816	2,949
Legal and professional	2,889	3,597	3,707
Payment gateway and other charges	17,766	23,296	25,019
Website hosting charges	1,175	1,800	2,243
Net loss on disposal of property, plant and equipment	63	101	380
Outsourcing fees	13,178	13,888	16,055
Miscellaneous expenses	7,227	5,603	7,610

Total	52,231	59,345	67,954

During the year ended March 31, 2016, the Group modified the classification of ‘Advertising and business promotion expense’ to conform to the manner in which the Group evaluates its business performance and manages its operations. (Refer note 39 (b))

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

14)	DEPRECIATION AMORTIZATION AND IMPAIRMENT

	For the Year Ended March 31
Particulars	2014	2015	2016
Depreciation	1,836	2,434	2,724
Amortization	3,856	5,521	6,032
Impairment	—	—	2,167

Total	5,692	7,955	10,923

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2014	2015	2016
Recognized in profit or loss
Interest income on term deposits	1,875	3,053	1,477
Other interest income	567	115	109

Finance income	2,442	3,168	1,586

Interest expense on financial liabilities measured at amortised cost	149	242	3,838
Change in financial liability	1,083	454	496
Cost related to public offerings	391	—	—
Cost related to convertible notes	—	—	775
Net foreign exchange loss	2,696	5,216	4,501
Impairment loss on trade and other receivables	1,990	210	984
Net loss on change in fair value of derivative financial instrument	204	—	9,017
Finance and other charges	1,263	590	716

Finance costs	7,776	6,712	20,327

Net finance costs recognized in profit or loss	(5,334)	(3,544)	(18,741)

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2014	2015	2016
Current tax expense
Current period	(185)	(186)	(178)

Current tax expense	(185)	(186)	(178)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	1,159	62	4,343
Change in unrecognized deductible temporary differences	(1,104)	(3,995)	(4,335)
Utilization of previously unrecognised tax losses	51	3,984	15

Deferred tax benefit (expense)	106	51	23

Total income tax expense	(79)	(135)	(155)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2014			2015			2016
	Tax			Tax			Tax
Particulars	(expense)			(expense)			(expense)
	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax
Foreign currency translation differences on foreign operations	(2,768)	—	(2,768)	(776)	—	(776)	(565)	—	(565)
Net change in fair value of available-for-sale financial assets	(986)	—	(986)	1,965	—	1,965	752	—	752

Remeasurement of defined benefit (asset) liability	64	—	64	(142)	—	(142)	(149)	—	(149)

Total	(3,690)	—	(3,690)	1,047	—	1,047	38	—	38

Reconciliation of Effective Tax Rate

Particulars	For the Year Ended March 31
	2014		2015		2016
Loss for the year		(20,905)		(18,358)		(88,542)
Income tax expense		(79)		(135)		(155)

Loss before tax		(20,826)		(18,223)		(88,387)

Income tax benefit using the Company’s domestic tax rate	15.00%	3,124	15.00%	2,733	15.00%	13,261
Effect of tax rates in foreign jurisdictions	5.52%	1,150	0.47%	(86)	9.81%	8,671
Non deductible expenses	1.27%	(264)	1.12%	(204)	2.84%	(2,508)
Tax exempt income	0.18%	37	1.16%	211	0.08%	74
Utilization of previously unrecognised tax losses	0.25%	51	21.86%	3,984	0.02%	14
Current year losses for which no deferred tax asset was recognized	14.74%	(3,069)	15.18%	(2,767)	17.35%	(15,334)
Change in unrecognised temporary differences	5.30%	(1,104)	21.92%	(3,995)	4.90%	(4,335)
Others	0.02%	(4)	0.06%	(11)	0.00%	2

		(79)		(135)		(155)

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work in Progress	Total
Cost
Balance as at April 1, 2014	859	515	7,479	419	1,167	716	3,597	10	17	14,779
Additions	—	—	2,155	72	172	346	595	—	(17)	3,323
Disposals	—	—	(524)	(283)	(224)	(76)	(62)	(1)	—	(1,170)
Effect of movements in foreign exchange rates	(2)	(1)	(343)	(15)	(39)	(25)	(241)	—	—	(666)

Balance as at March 31, 2015	857	514	8,767	193	1,076	961	3,889	9	—	16,266

Balance as at April 1, 2015	857	514	8,767	193	1,076	961	3,889	9	—	16,266
Additions	—	2	2,969	44	301	398	1,488	—	14	5,216
Disposals	—	—	(543)	(21)	(22)	(201)	(538)	—	—	(1,325)
Effect of movements in foreign exchange rates	(63)	(38)	(502)	(6)	(58)	(58)	(187)	—	—	(912)

Balance as at March 31, 2016	794	478	10,691	210	1,297	1,100	4,652	9	14	19,245

Depreciation and impairment loss
Balance as at April 1, 2014	—	56	3,721	359	723	253	1,130	4	—	6,246
Depreciation for the year	—	54	1,523	16	210	124	506	1	—	2,434
Disposals	—	—	(442)	(281)	(208)	(60)	(47)	(1)	—	(1,039)
Effect of movements in foreign exchange rates	—	—	(149)	(9)	(26)	(6)	(85)	—	—	(275)

Balance as at March 31, 2015	—	110	4,653	85	699	311	1,504	4	—	7,366

Balance as at April 1, 2015	—	110	4,653	85	699	311	1,504	4	—	7,366
Depreciation for the year	—	40	1,672	29	194	220	568	1	—	2,724
Disposals	—	—	(463)	(10)	(11)	(65)	(168)	—	—	(717)
Effect of movements in foreign exchange rates	—	(8)	(269)	(2)	(34)	(20)	(80)	—	—	(413)

Balance as at March 31, 2016	—	142	5,593	102	848	446	1,824	5	—	8,960

Carrying amounts
As at April 1, 2014	859	459	3,758	60	444	463	2,467	6	17	8,533

As at March 31, 2015	857	404	4,114	108	377	650	2,385	5	—	8,900

As at April 1, 2015	857	404	4,114	108	377	650	2,385	5	—	8,900

Balance as at March 31, 2016	794	336	5,098	108	449	654	2,828	4	14	10,285

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Capital work in progress	Total
Cost
Balance as at April 1, 2014	13,510	1,343	477	11,289	13,705	5,632	1,919	47,875
Additions	—	—	—	—	2,635	1,016	587	4,238
Disposals	—	—	—	—	—	(134)	—	(134)
Effect of movements in foreign exchange rates	(217)	(12)	(14)	(617)	(1,060)	(279)	(289)	(2,488)

Balance as at March 31, 2015	13,293	1,331	463	10,672	15,280	6,235	2,217	49,491

Balance as at April 1, 2015	13,293	1,331	463	10,672	15,280	6,235	2,217	49,491
Acquisitions through business combinations	—	—	—	—	—	—	1,220	1,220
Additions/Adjustment*	—	—	—	—	5,122	194	875	6,191
Effect of movements in foreign exchange rates	45	3	3	105	(353)	(309)	(102)	(608)

Balance as at March 31, 2016	13,338	1,334	466	10,777	20,049	6,120	4,210	56,294

Amortization and impairment
Balance as at April 1, 2014	—	316	99	1,608	4,412	2,199	—	8,634
Amortization for the year	—	193	45	1,461	2,808	1,014	—	5,521
Disposals	—	—	—	—	—	(134)	—	(134)
Effect of movements in foreign exchange rates	—	(4)	(10)	(70)	(323)	(123)	—	(530)

Balance as at March 31, 2015	—	505	134	2,999	6,897	2,956	—	13,491

Balance as at April 1, 2015	—	505	134	2,999	6,897	2,956	—	13,491
Amortization for the year	—	61	190	1,303	3,468	1,010	—	6,032
Impairment for the year	—	—	—	—	684	—	1,483	2,167
Effect of movements in foreign exchange rates	—	1	3	28	(162)	(159)	7	(282)

Balance as at March 31, 2016	—	567	327	4,330	10,887	3,807	1,490	21,408

Carrying amounts
As at April 1, 2014	13,510	1,027	378	9,681	9,293	3,433	1,919	39,241

As at March 31, 2015	13,293	826	329	7,673	8,383	3,279	2,217	36,000

As at April 1, 2015	13,293	826	329	7,673	8,383	3,279	2,217	36,000

Balance as at March 31, 2016	13,338	767	139	6,447	9,162	2,313	2,720	34,886

*	Represents addition of USD 5,949 (March 31, 2015: USD 3,956) to capital work in progress, adjusted for amounts capitalized out of capital work in progress amounting to USD 5,074 (March 31, 2015: USD 3,369)

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL – (Continued)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2016 has been allocated to the respective acquired subsidiaries level as follows:

Particulars	As at March 31
	2015	2016
Luxury Tours & Travel Pte Ltd	2,363	2,408
Hotel Travel Group	9,625	9,625
ITC Group	1,305	1,305

Total	13,293	13,338

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31,
	2015	2016
Discount rate	19 - 21%	19 - 20%
Terminal value growth rate	3.5 - 4%	3.5 - 4%
Average EBITDA margin (5 years)	5 - 40%	5 - 31%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2016 and March 31, 2015 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2015	2016
Deductible temporary differences	11,546	12,835
Minimum alternate tax	772	731
Tax loss carry forwards	6,507	21,740

Total	18,825	35,306

During the year ended March 31, 2014, March 31, 2015 and 2016, the Company did not recognize deferred tax assets on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses expire at various dates ranging from 2021 to 2036.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
Particulars	Assets		Liabilities		Net
	2015	2016	2015	2016	2015	2016
Property, plant and equipment	—	—	(337)	(453)	(337)	(453)
Intangible assets	—	—	(1,971)	(1,469)	(1,971)	(1,469)
Tax loss carry forwards	2,082	1,719	—	—	2,082	1,719

Deferred tax assets/(liabilities)	2,082	1,719	(2,308)	(1,922)	(226)	(203)
Set off	(2,082)	(1,719)	2,082	1,719	—	—

Net deferred tax assets/(liabilities)	—	—	(226)	(203)	(226)	(203)

Movement in Temporary Differences during the Year

Particulars	Balance as on April 1, 2014	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2015	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2016
Property, plant and equipment	(387)	33	—	17	(337)	(136)	—	20	(453)
Intangible assets	(2,340)	331	—	38	(1,971)	463	—	39	(1,469)
Tax loss carry forwards	2,450	(313)	—	(55)	2,082	(304)	—	(59)	1,719

Total	(277)	51	—	—	(226)	23	—	—	(203)

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2015	2016
Trade and other receivables, net	23,714	24,515
Due from employees	452	192
Security deposits	3,317	3,555
Interest accrued on term deposits	2,369	906

Total	29,852	29,168

Non-current	901	946
Current	28,951	28,222

Total	29,852	29,168

The trade receivables primarily consist of receivable from airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotels and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 5 and 34.

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2015	2016
Cash in hand	234	209
Credit card collection in hand	15,901	16,237
Bank balances	33,340	36,963
Term deposits	382	25

Cash and cash equivalents	49,857	53,434

Bank overdrafts used for cash management purposes	—	7,161

Cash and cash equivalents in the statement of cash flows	49,857	46,273

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 34.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

22)	TERM DEPOSITS

	As at March 31
Particulars	2015	2016
Term deposits	93,492	169,312

Total	93,492	169,312

Non-current	864	20,757
Current	92,628	148,555

Total	93,492	169,312

As of March 31, 2016, term deposits include USD 471 (March 31, 2015: USD 595) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2016, term deposits include USD 9,584 (March 31, 2015: USD 14,877) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2015	2016
Advance to vendors	36,715	44,385
Prepaid expenses	2,271	2,938
Prepaid lease rentals	78	96
Other assets	1,282	3,775

Total	40,346	51,194

The carrying amount of the convertible notes on initial recognition was adjusted to defer the difference between the fair value and the transaction price. This deferred difference is being subsequently recognized as a gain or loss over the period of maturity of the convertible notes. As of March 31, 2016, other assets include current portion of deferred difference of USD 1,239 (March 31, 2015: Nil) (refer note 27).

24)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2015	2016
Prepaid lease rentals	473	656
Indirect tax paid	—	10,191
Other assets	—	4,702

Total	473	15,549

Indirect tax paid represents service tax paid under protest. In the quarter ended December 31, 2015, an investigation was initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. The proceedings in this matter are still under progress. The Company believes that it has a strong case in its favor based on its counsels’ opinions and no reserve is required to be set-up as at March 31, 2016.

On September 1, 2016, the Delhi High Court has ordered for a refund of the entire amount deposited under protest within 4 weeks from the date of the order. However, DGCEI may file an appeal against the order of the High Court before the Supreme Court of India with an application to stay the grant of refund.

As of March 31, 2016, other assets represents non-current portion of deferred difference of USD 4,702 (March 31, 2015: Nil) (refer note 23 and 27).

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares*
Particulars	Number	Share capital	Share premium
Balance as at April 1, 2014	41,638,099	21	238,423
Reissue of own shares	38,655	—	263
Own shares acquired	(20,000)	—	—
Shares issued during the year on exercise of share based awards	308,625	—	3,976

Balance as at March 31, 2015	41,965,379	21	242,662

Balance as at April 1, 2015	41,965,379	21	242,662
Reissue of own shares	274,135	—	1,645
Own shares acquired	(768,357)	—	—
Shares issued during the year on exercise of share based awards	235,271	—	4,425

Balance as at March 31, 2016	41,706,428	21	248,732

*	Par value of USD 0.0005 per share

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ) at the initial offering price of USD 14 per share.

In April, 2014, the Company re-issued 38,655 of its own shares to discharge a part of the deferred consideration for the acquisition of Hotel Travel Group.

In March 2015, the Company purchased 20,000 of its own shares from the open market at the prevailing market price for USD 417, including directly attributable costs.

In January, 2016, the Company re-issued 274,135 of its own shares to discharge the balance deferred consideration of USD 5,598 for the acquisition of Hotel Travel Group.

During the fiscal year ended March 31, 2016, the Company purchased 768,357 of its own shares from the open market at the prevailing market price for USD 11,093, including directly attributable costs.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

25)	CAPITAL AND RESERVES – (Continued)

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, the Netherlands, Thailand, U.A.E, Israel, and China subsidiaries.

26)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the year ended March 31, 2014, 2015 and 2016:

	For the Year Ended March 31
Particulars	2014	2015	2016
Loss attributable to ordinary shareholders	(20,934)	(18,252)	(88,518)

Weighted average number of ordinary shares outstanding used in computing basic loss per share	37,832,246	41,808,897	41,714,518
Weighted average number of ordinary shares outstanding used in computing dilutive loss per share	37,832,246	41,808,897	41,714,518

Loss per share (USD)
Basic	(0.55)	(0.44)	(2.12)
Diluted	(0.55)	(0.44)	(2.12)

As at March 31, 2016, 2,547,777 (March, 2015: 2,334,927 and March 2014: 2,659,852) employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

As at March 31, 2016, 1,946,604 (March, 2015: Nil and March 2014: Nil) ordinary shares issuable on conversion of convertible notes due in 2021, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 34.

	As at March 31
Particulars	2015	2016
Non-current liabilities
Secured bank loans	354	442
Finance lease liabilities	8	—
Convertible notes (including fair value of conversion option)	—	194,841

Non-current portion of loans and borrowings	362	195,283

	As at March 31
Particulars	2015	2016
Current liabilities
Current portion of secured bank loans	121	152
Convertible notes	—	1,858
Current portion of finance lease liabilities	16	7

Current portion of loans and borrowings	137	2,017

Convertible Notes

In January 2016, the Company issued 4.25% convertible notes of USD 180,000 in two tranches to Ctrip.com International, Ltd., which are redeemable after 5 years at par value. The Company incurred USD 2,730 as transaction costs during the year ended March 31, 2016 on issuance of the convertible notes. The convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. Interest on the convertible notes is payable on semi-annually basis.

Under the terms of issue, the holder has a right to redeem these convertible notes in whole or in part before the maturity on occurrence of certain events, including but not limited to a change in control, or liquidation of the company. Further, the convertible notes have few adjustment clauses which along with preserving the relative economic interests of the holder also protect the holder from decline in the market value of the Company’s securities. The price protection clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. The conversion option is presented together with the related liability as a derivative, and has been accounted for at fair value.

The liability component is initially recognized at fair value less any directly attributable transaction costs. On initial recognition, the fair value of convertible notes is different from its transaction price, but this fair value measurement is not evidenced by a valuation technique that uses only data from observable markets, accordingly, the carrying amount of the convertible notes on initial recognition is adjusted to defer the difference between the fair value measurement and the transaction price. This deferred difference is subsequently recognized as a gain or loss over the period of maturity of the convertible notes.

Subsequent to initial recognition, the liability component of the convertible notes is being measured at amortized cost using the effective interest method. The conversion option is being subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOANS AND BORROWINGS – (Continued)

Convertible Notes – (Continued)

Fair value of liability component and derivative at inception:

Particulars
Fair value of liability component at inception	133,321
Fair value of derivative at inception	52,912
Proceeds from issue of convertible notes	(180,000)

Deferred difference	6,233

During the year ended March 31, 2016, the Company has recognized an expense of USD 292 on account of amortization of the deferred difference explained above. The carrying amount of the deferred difference as at March 31, 2016 is USD 5,941 and is disclosed under other current and non-current assets. (Refer note 23 and 24).

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2016
Fair value of liability component at inception	133,321
Transactions costs	(1,954)
Accretion of interest	3,403

Carrying amount of liability at the end of the year	134,770

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2016
Fair value of derivative at inception	52,912
Net loss on change in fair value of derivative	9,017

Carrying amount of derivative at the end of the year	61,929

There has been no exercise of the conversion option during the year ended March 31, 2016.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOANS AND BORROWINGS – (Continued)

Terms and debt repayment schedule of bank loans and finance lease liabilities:

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2015		As at March 31, 2016
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	9% - 13%	2015 - 2022	588	459	760	594
Secured bank loans	THB	7.25%	2015	153	16	—	—
Finance lease liabilities	THB	4.35% - 7.60%	2015 - 2016	82	24	50	7

The bank loans are secured over motor vehicles with a carrying amount of USD 555 as at March 31, 2016 (March 31, 2015: USD 484).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 7 as at March 31, 2016 (March 31, 2015: USD 40).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2015			As at March 31, 2016
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	17	1	16	8	1	7
Between one and five years	8	—	8	—	—	—
More than five years	—	—	—	—	—	—

Total	25	1	24	8	1	7

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The Group has fund based limits with various banks amounting to USD 12,844 as at March 31, 2016 (March 31, 2015: USD 18,369). The group has drawn down from its outstanding limit amounting to USD 7,161 as at March 31, 2016 (March 31, 2015: Nil) (refer note 21).

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2015	2016
Statutory liabilities	1,727	2,070
Deferred rent liabilities	64	49
Deferred consideration	5,112	—
Other liabilities	850	398

Total	7,753	2,517

During the year ended March 31, 2016, the Group modified the classification of current tax liabilities to reflect more appropriately the net tax position. (Refer note 39 (a)).

29)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2015	2016
Deferred rent liabilities	635	770
Other liabilities	352	—

Total	987	770

30)	DEFERRED REVENUE

	As at March 31
Particulars	2015	2016
Global Distribution System provider	3,025	1,439
Loyality programme	4,069	1,604
Others	202	449

Total	7,296	3,492

Non-current	3,147	1,407
Current	4,149	2,085

Total	7,296	3,492

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold or is recognized on a straight line basis in case of upfront fee to promote hotel and packages, over the term of the agreement and the balance amount is recognized as deferred revenue.

The Company provides various loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

30)	DEFERRED REVENUE – (Continued)

Further, when loyalty programmes are used as part of the Group’s customer inducement/ acquisition programs, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense, accordingly, the amounts allocated to such loyalty programme are classified as marketing and sales promotion expense payable included under accrued expenses in note 33.

31)	EMPLOYEE BENEFIT PLANS

	As at March 31
Particulars	2015	2016
Defined benefit plan	864	1,085
Other long term employee benefit (liability for compensated absences)	481	556

Total	1,345	1,641

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiary is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2015	2016
Present value of unfunded obligations	864	1,085

Total	864	1,085

Movement in the Present Value of the Defined Benefit Obligation

	As at March 31
Particulars	2015	2016
Defined benefit obligation at the beginning of the year	673	864
Current service cost	150	194
Interest cost	54	59
Acturial (gains) losses arising from:
- financial assumptions	71	9
- experience adjustment	71	140
Benefits paid	(119)	(131)
Effects of movement in exchange rate	(36)	(50)

Defined benefit obligations at the end of the year	864	1,085

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	EMPLOYEE BENEFIT PLANS – (Continued)

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2014	2015	2016
Current service costs	155	150	194
Interest on obligation	46	54	59

Total	201	204	253

The expense is recognised in personnel expenses in the consolidated statement of profit or loss and other comprehensive income (loss).

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2014	2015	2016
Recognised during the year	64	(142)	(149)

Total	64	(142)	(149)

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2015	2016
Discount rate (per annum)	7.80%	7.60%
Future salary increases (per annum)	11.00%	11.00%
Retirement age (years)	58	58
Withdrawal rates	25.00%	25.00%
Weighted average duration of defined benefit obligation	5 years	5 years

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	EMPLOYEE BENEFIT PLANS – (Continued)

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant acturial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31,2015		For the year ended March 31,2016
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(33)	35	(41)	45
Future salary growth (1% movement)	30	(29)	37	(36)
Withdrawal rate (10% movement)	(79)	116	(102)	153

32)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	2006 MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2014, 2015 and 2016.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
	2014	2014	2015	2015	2016	2016
Outstanding at beginning of the year	1.49	691,127	1.49	478,918	1.47	382,439
Forfeited and expired during the year	—	—	—	—	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.49	(212,209)	1.57	(96,479)	5.39	(2,500)
Outstanding at the end of the year	1.49	478,918	1.47	382,439	1.45	379,939
Exercisable at the end of the year	1.49	478,918	1.47	382,439	1.45	379,939

The options outstanding at March 31, 2016 have an exercise price per share in the range of USD 0.4875 to USD 5.057 (March 31, 2015: USD 0.4875 to USD 5.3940 and March 31, 2014: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 1 year and 3 months (March 31, 2015: 2 years and 3 months and March 31, 2014: 3 years and 4 months).

During the year ended March 31, 2016, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to Nil (March 31, 2015: Nil and March 31, 2014: USD 29).

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) – (Continued)

b)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2014, 2015 and 2016, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of Instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2014	828,390	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2015	845,507	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2016	947,516	Refer notes	4 – 8 years

Note:

1.	Of the RSU granted during the year ended March 31, 2016:

•	Nil (March 31, 2015: Nil and March 31, 2014: 1,132) RSUs have 25% graded vesting each six months over a 2 year period.

•	Nil (March 31, 2015: 438,801 and March 31, 2014: 438,801) RSUs have 33.33% graded vesting each year over a 3 year period.

•	936,658 (March 31, 2015: 404,721 and March 31, 2014: 364,039) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	2,458 (March 31, 2015: 1,985 and March 31, 2014: 24,418) RSUs were fully vested on the grant date.

•	8,400 RSUs granted in the year ended March 31, 2016 have graded vesting over 2 years: 3,600 on the expiry of 12 months from the grant date, 4,800 on the expiry of 24 months from the grant date and exercisable within a period of 6 months from the date of vesting.

2. The RSUs can be exercised within a period of 48 months from the date of vesting.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) – (Continued)

b)	Share Incentive Plan - (Continued)

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
	2014	2014	2015	2015	2016	2016
Outstanding at beginning of the year	0.0005	1,742,604	0.0005	1,872,930	0.0005	2,330,743
Granted during the year	0.0005	828,390	0.0005	845,507	0.0005	947,516
Forfeited and expired during the year	0.0005	(159,090)	0.0005	(175,551)	0.0005	(177,775)
Exercised during the year	0.0005	(538,974)	0.0005	(212,143)	0.0005	(232,771)
Outstanding at the end of the year	0.0005	1,872,930	0.0005	2,330,743	0.0005	2,867,713
Exercisable at the end of the year	0.0005	275,261	0.0005	734,716	0.0005	1,138,321

The RSUs outstanding at March 31, 2016 have an exercise price per share of USD 0.0005 (March 31, 2015: USD 0.0005 and March 31, 2014: USD 0.0005) and a weighted average contractual life of 4.5 years (March 31, 2015: 4.7 years and March 31, 2014: 5.0 years).

During the year ended March 31, 2016, share based payment expense recognized under personnel expenses (refer note 12) amounted to USD 13,685 (March 31, 2015: USD 12,308 and March 31, 2014: USD 11,360) for the RSUs granted under the share incentive plan.

33)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2015	2016
Other trade payables	42,246	33,164
Accrued expenses	16,978	29,350
Advance from customers	44,431	47,782

Total	103,655	110,296

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2015	2016
Trade and other receivables	29,852	29,168
Other assets	1,282	12,727
Term deposits	93,492	169,312
Cash and cash equivalents (except cash in hand)	49,623	53,225

Total	174,249	264,432

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region of the entities within the group, was:

Particulars	As at March 31
	2015	2016
India	20,458	19,281
Thailand	3,266	3,190
Malaysia	1,542	3,029
Singapore	1,058	1,730
Netherlands	1,055	1,016
Others	2,473	922

Total	29,852	29,168

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

Exposure to Credit Risk – (Continued)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2015	2016
Airlines	10,497	9,788
Retail customers	7,374	8,918
Corporate customers	5,376	5,324
Deposit with hotels and others	3,317	3,555
Term deposits with bank	93,492	169,312
Others	3,288	1,583

Total	123,344	198,480

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2015		2016
Particulars	Gross	Impairment	Gross	Impairment
Not past due	115,013	—	189,472	—
Past due 0-30 days	3,393	—	3,979	—
Past due 30-120 days	3,783	—	3,016	—
More than 120 days	2,160	1,005	3,528	1,515

Total	124,349	1,005	199,995	1,515

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

Impairment Losses – (Continued)

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2015	2016
Balance at the beginning of the year	1,622	1,005
Provision for doubtful debts	456	984
Amounts written off against the allowance	(419)	(446)
Effects of movement in exchange rate	(654)	(28)

Balance at the end of the year	1,005	1,515

Allowance for doubtful debts mainly represents amounts due from airlines, and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2015

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Finance lease liabilities	24	(25)	(11)	(6)	(8)	—	—
Secured bank loans	475	(588)	(90)	(77)	(148)	(238)	(35)
Trade and other payables	59,224	(59,224)	(59,224)	—	—	—	—
Other liabilities	8,831	(9,367)	(3,368)	(5,599)	(400)	—	—

Total	68,554	(69,204)	(62,693)	(5,682)	(556)	(238)	(35)

Notes: * Represents undiscounted cash flows of interest and principal

As at March 31, 2016

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes**	134,770	(218,250)	(3,825)	(3,825)	(7,650)	(202,950)	—
Finance lease liabilities	7	(8)	(6)	(2)	—	—	—
Secured bank loans	594	(724)	(102)	(102)	(181)	(321)	(18)
Trade and other payables	62,514	(62,514)	(62,514)	—	—	—	—
Other liabilities	2,468	(2,468)	(2,468)	—		—	—
Bank overdraft	7,161	(7,161)	(7,161)	—	—	—	—

Total	207,514	(291,125)	(76,076)	(3,929)	(7,831)	(203,271)	(18)

Notes: * Represents undiscounted cash flows of interest and principal

**	Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (Refer note 27)

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Liquidity risk – (Continued)

Derivative financial liabilities	Carrying amount	Contractual cash flows***	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Separable embedded derivative***	61,929	—	—	—	—	—	—

Total	61,929	—	—	—	—	—	—

Notes: *** Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (Refer note 27)

Currency Risk

Exposure to Currency Risk

The Group incurs foreign currency risk primarily in respect of currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India), Hotel Travel Group (HT Group) and Easytobook Group (ETB Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, INR being the functional currency of MMT India, between the EUR and USD, USD being the functional currency of HT Group, and between USD and EUR, EUR being the functional currency of ETB Group. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2015	2016
Trade and other receivables	10,904	9,180
Trade and other payables	(34,135)	(44,325)
Cash and cash equivalents	3,375	662

Net exposure	(19,856)	(34,483)

Between EUR and USD

	As at March 31
Particulars	2015	2016
Trade and other receivables	389	826
Trade and other payables	(2,991)	(2,192)
Cash and cash equivalents	1,706	621

Net exposure	(896)	(745)

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

Exposure to Currency Risk - (Continued)

Between USD and EUR

	As at March 31
Particulars	2015	2016
Trade and other receivables	371	90
Trade and other payables	(6,657)	(4,659)
Cash and cash equivalents	1,713	204

Net exposure	(4,573)	(4,365)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
USD	2014-15	2015-16	March 31, 2015	March 31, 2016
INR 1	0.0164	0.0153	0.0160	0.0151
EUR1	1.2690	1.1043	1.0851	1.1356

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR and EUR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have increased loss for the current year/decreased loss for the previous year by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2015	2016
10% strengthening of USD against INR	(1,891)	(3,284)
10% strengthening of EUR against USD	(79)	(71)
10% strengthening of USD against EUR	(401)	(416)

A 10% depreciation of the USD against INR and EUR and 10% depreciation of EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2015	2016
Fixed rate instruments
Financial assets
Term deposits	93,492	169,312
Cash and cash equivalents	49,857	53,434
Financial liabilities
Convertible notes	—	134,770
Finance lease liabilities	24	7
Secured bank loans	475	594

	143,848	358,117

Variable rate instruments
Financial liabilities
Bank overdraft	—	7,161

	—	7,161

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased loss as at March 31, 2016 by the amounts shown below. This analysis assumes that all other variables remain constant.

Profit or Loss
March 31, 2016	(72)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2015		As at March 31, 2016
Particulars	Carrying amount	Fair value	Carrying amount	Fair value

Assets carried at fair value
(Available for sale)
Other investments	5,938	5,938	6,690	6,690

	5,938	5,938	6,690	6,690

Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	29,852	29,852	29,168	29,168
Term deposits	93,492	93,492	169,312	169,312
Cash and cash equivalents	49,857	49,857	53,434	53,434
Other assets	1,282	1,282	12,727	12,727

	174,483	174,483	264,641	264,641

Liabilities carried at fair value
Separable embedded derivative	—	—	61,929	61,929

	—	—	61,929	61,929

Liabilities carried at amortized cost
(Other financial liabilities)
Finance lease liabilities	24	24	7	7
Secured bank loans	475	475	594	594
Bank overdraft	—	—	7,161	7,161
Convertible notes	—	—	134,770	134,770
Financial liabilities	6,314	6,314	398	398
Trade and other payables	59,224	59,224	62,514	62,514
Other liabilities	2,517	2,517	2,070	2,070

	68,554	68,554	207,514	207,514

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

	As at March 31, 2016
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,690	6,690

Total Assets	—	—	6,690	6,690

Separable embedded derivative			61,929	61,929

Total Liabilities	—	—	61,929	61,929

	As at March 31, 2015
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,938	5,938

Total Assets	—	—	5,938	5,938

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	As at March 31, 2016
Particulars	Other investments	Separable embedded derivative
Opening balances	5,938	—
Arising from issuance of convertible notes	—	52,912
Total gains and losses recognized in:
- profit or loss	—	9,017
- other comprehensive income	752	—

Closing balances	6,690	61,929

As at March 31, 2015
Particulars	Other investments
Opening balances	3,973
Total gains and losses recognized in:
- profit or loss	—
- other comprehensive income	1,965

Closing balances	5,938

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2016 and 2015, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.

Forecast annual revenue growth rate : 23% – 222%

(March 31, 2015: 30% – 385%)

Forecast EBITDA margin:

(13%) – 43%

(March 31, 2015: (88%) – 34%)

Risk adjusted discount rate: 20.0%

(March 31, 2015: 20.0%)

The estimated fair value would increase (decrease) if :
			•	the annual revenue growth rate were higher (lower)
			•	the EBITDA margin were higher (lower)
			•	the risk adjusted discount rate were lower (higher)

Separable embedded derivative

Black-Scholes model:

The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

		Expected term : 5 years Risk free rate : 1.21%	The estimated fair value would increase (decrease) if :
			•	the expected term were higher (lower)
			•	the risk free rate were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial liabilities*	Discounted cash flows	Not applicable

Notes: *	other financial liabilities includes secured bank loans, finance lease liabilities and convertible notes-liability component

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Sensitivity Analysis

Other investments

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2016
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	222	(218)
EBITDA Margin	97	(97)
Risk adjusted discount rate	(477)	543

	For the year ended March 31, 2015
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	276	(272)
EBITDA Margin	120	(120)
Risk adjusted discount rate	(618)	709

Separable embedded derivative

For the fair values of separable embedded derivative, reasonably possible changes of 10 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2016
	Profit or loss
	Increase	Decrease
Risk free rate	201	(201)

Expected term is also a significant unobservable input in valuing the separable embedded derivative. The Company has considered expected term of 5 years for the valuation of the separable embedded derivative. A decrease of 1 year in the expected term at the reporting date would have decreased loss by USD 7,581 as at March 31, 2016, holding other inputs constant. However, the expected term cannot be increased beyond 5 years as the maturity period of the convertible notes is 5 years. (Refer note 27).

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2015	2016
Less than one year	2,014	1,901
Between one and five years	5,897	6,094
More than five years	671	1,926

Total	8,582	9,921

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2016, USD 2,949 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2015: USD 2,816, March 31, 2014: USD 2,857).

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 149 as at March 31, 2016 (March 31, 2015: USD 123).

37)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi (till April 30, 2015)
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (till August 31, 2014)
Key management personnel	Saujanya Shrivastava (from June 1, 2015)
Key management personnel	Yuvaraj Srivastava (from June 1, 2015)
Key management personnel	Sharat Singh (from June 1, 2015 till October 9, 2015)
Key management personnel	Sanjay Mohan (from June 1, 2015)
Key management personnel	Ranjeet Oak (from June 1, 2015)
Key management personnel	Vivek Narayan Gour

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)	RELATED PARTIES – (Continued)

Related parties and nature of related party relationships – (Continued)

Nature of relationship	Name of related parties

Key management personnel	Frederic Lalonde
Key management personnel	Philip Wolf
Key management personnel	Ranodeb Roy
Party controlled by key management personnel	Chandra Capital (till May 20,2014)

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2014	2015	2016
Revenue from air ticketing	87	14	—

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	For the Year ended March 31,
Particulars	2014	2015	2016
Short-term employee benefits	2,287	1,969	2,373
Contribution to defined contribution plans	63	58	77
Share based payment	9,702	9,116	7,688
Legal and professional	112	127	112

Total	12,164	11,270	10,250

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

In January 2015, the Company granted a short term loan of USD 385 to one of its key management personnel. In the quarter ended March 2015, an amount of USD 66 was repaid. As of March 31, 2015, the balance loan outstanding was USD 319 and interest accrued was USD 6. In May 2015, this loan along with interest has been repaid.

Transactions with equity - accounted investees:

a)	My Guest House Accommodations Private Limited

MGH has granted perpetual, transferable and irrevocable access of its technology platform license to the Company. The Company has classified the license of USD 886 as capital work in progress under intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income”. The license was valued using the replacement cost method.

b)	Simplotel Technologies Private Limited

In June 2015, the Company has invested USD 469 for new shares of Simplotel Technologies Private Limited.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2015	Ownership interest as at March 31, 2016
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Luxury Tours & Travel Pte Ltd	Singapore	100%	100%
4. MakeMyTrip FZ-LLC	United Arab Emirates	100%	100%
5. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
6. Techblend Inc.	British Virgin Islands	100%	100%
7. Hotel Travel Limited	Malaysia	100%	100%
8. HTN Co. Ltd.	Thailand	100%	100%
9. ITC Bangkok Co. Ltd.	Thailand	51%	100%
10. Easy to Book Holding B.V.	Netherlands	100%	100%
11. Easy to Book Service B.V.	Netherlands	100%	100%

39)	CHANGE IN CLASSIFICATION

(a)	During the year ended March 31, 2016, the Group modified the classification of current tax liabilities to reflect more appropriately the net tax position. Comparative amounts in the statement of financial position were reclassified for consistency. As a result, USD 790 was reclassified from ‘other current liabilities’ to ‘Non-current tax asset’. (Refer note 28)

(b)	During the year ended March 31, 2016, the Group modified the classification of ‘Advertising and business promotion expense’ to conform to the manner in which the Group evaluates its business performance and manages its operations. Comparative amounts in the statement of profit or loss and other comprehensive income were reclassified for consistency. As a result, USD 27,885 and USD 42,724 for the year ended March 31, 2014 and March 31, 2015 respectively were reclassified from ‘Advertising and business promotion expense’ included under ‘Other expenses’ to ‘Marketing and sales promotion expenses’. (Refer note 13)

MakeMyTrip Limited

Year ended March 31, 2016

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in USD thousands)

	For the three months ended				Year ended
	June 30, 2015	September 30, 2015(2)	December 31, 2015 (2)	March 31, 2016	March 31, 2016
Revenue
Air ticketing	19,768	18,491	17,718	22,195	78,172
Hotels and packages	72,419	45,381	69,557	64,356	251,713
Other revenue	1,473	1,623	1,624	1,449	6,169

Total revenue	93,660	65,495	88,899	88,000	336,054

Other income	129	885	—	—	1,014

Service cost
Procurement cost of hotel and packages services	54,051	28,982	45,697	36,534	165,264
Cost of air tickets coupon	1,506	264	—	—	1,770
Personnel expenses	12,429	12,623	12,189	11,777	49,018
Marketing and sales promotion expenses(1) (2)	12,274	14,768	28,961	52,963	108,966
Other operating expenses	17,592	16,701	16,771	16,890	67,954
Depreciation amortization and impairment	2,067	2,188	2,334	4,334	10,923

Result from operating activities	(6,130)	(9,146)	(17,053)	(34,498)	(66,827)

Loss before tax	(6,923)	(12,181)	(19,440)	(49,843)	(88,387)

Loss for the period	(6,936)	(12,219)	(19,470)	(49,917)	(88,542)

	For the three months ended				Year ended
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	March 31, 2015
Revenue
Air ticketing	16,475	18,406	19,951	19,493	74,325
Hotels and packages	77,264	40,821	54,563	47,864	220,512
Other revenue	1,105	1,306	1,176	1,238	4,825

Total revenue	94,844	60,533	75,690	68,595	299,662

Other income	288	437	—	128	853

Service cost
Procurement cost of hotel and packages services	59,391	28,310	38,786	31,410	157,897
Cost of air tickets coupon	—	175	1,824	817	2,816
Personnel expenses	10,794	10,346	11,439	11,739	44,318
Marketing and sales promotion expenses(1)	11,108	9,290	9,652	12,674	42,724
Other operating expenses	15,165	14,215	14,980	14,985	59,345
Depreciation and amortization	2,036	1,919	1,920	2,080	7,955

Result from operating activities	(3,362)	(3,285)	(2,911)	(4,982)	(14,540)

Loss before tax	(3,938)	(4,792)	(3,629)	(5,864)	(18,223)

Loss for the period	(3,964)	(4,791)	(3,660)	(5,943)	(18,358)

(1)	Previously these expenses were referred to as “Advertising and business promotion” expenses and reported as part of “Other operating expenses”.

MakeMyTrip Limited

Year ended March 31, 2016

QUARTERLY FINANCIAL DATA (UNAUDITED) – (Continued)

Amounts in USD thousands)

(2)	The Group recognizes revenue net of cancellations, refunds, discounts and taxes. The Group executed various customer inducement/acquisition programs during the year ended March 31, 2016. In the quarter ended March 31, 2016, the Group performed an evaluation of such programs. Based on this evaluation, costs related to these programs, incurred for acquiring customers and promoting transactions, such as cash incentives and select loyalty programs cost, are recorded as an element of marketing and sales promotion expenses instead of as a reduction / deferral of revenue, while regular discounts, which are not part of the above programs, are netted of revenue in accordance with applicable IFRSs and consistent with the revenue recognition policy of the Group.

Accordingly, reclassifications of such costs have been made in the consolidated statements of profit or loss and other comprehensive income (loss) for the relevant quarters as set out in the table below in order to conform to the manner of reporting for the quarter and year ended March 31, 2016. Additionally, “Marketing and sales promotion expenses” earlier referred to us “Advertising and business promotion expenses” reported as part of “Other operating expenses” have also been presented as a separate line in our consolidated statements of profit or loss and other comprehensive income. This presentation is also in line with the current manner in which the Group evaluates its business performance and manages its operations. There are no changes from the reclassification to the Group’s consolidated statement of financial position, consolidated statements of changes in equity and consolidated statement of cash flows.

	For the three months ended
	September 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015
	(As Reported)	(As Reclassified)	(As Reported)	(As Reclassified)
Revenue
Air ticketing	18,427	18,491	16,989	17,718
Hotels and packages	42,408	45,381	63,395	69,557
Other revenue	1,615	1,623	1,605	1,624

Total revenue	62,450	65,495	81,989	88,899
Marketing and sales promotion expenses(1)	11,723	14,768	22,051	28,961

Previously these expenses were referred to as “Advertising and business promotion” expenses and reported as part of Other operating expenses”.